
02036396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

QUEENSTAKE RESOURCES LTD.

712C 12th Street, New Westminster, B.C. V3M 4J6
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☒ Form 40 F ☐

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☒ No ☐

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-565 (20-F Registration Commission File Number: 0-24096)

DOCUMENTS FILED: **Press release NR2002-4**

DESCRIPTION: **Queenstake Resources Ltd. (QRL-TSE) announces first quarter 2002 drill results**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date May 22, 2002

By ______________________
(Signature)

Doris Meyer, Corporate Secretary, CFO
Queenstake Resources Ltd.



NEWS RELEASE

News Release 2002-4
TSE -- QRL – Queenstake Resources Ltd.
SEC file number 0-24096

May 22, 2002

MAGISTRAL DRILL RESULTS

Queenstake Resources Ltd. (**TSE-QRL**) has completed its first quarter 2002 exploration drilling program and Pincock Allen and Holt ("PAH") are in the process of quantifying the additions to the gold resources and reserves at Queenstake's 50% owned Magistral property in Sinaloa, Mexico. The results of this drilling are expected to significantly add to resources and reserves and to substantially improve project economics.

Drill results are presented in the attached tabulation. For completeness, the preliminary results released in November 2001 and March 2002 (News Releases NR01-6 and NR02-3) are also included. The composites of holes 724 and 728 have been restated without cutting of high grades, which PAH has found to be statistically unnecessary. Results previously announced are in italics. This tabulation represents the result of 8,500 meters of drilling. Significant new results include **34.5 meters at 6.47 grams per tonne ("gpt") including 21.0 meters at 9.45 gpt gold.** The results presented herewith constitute the complete additional database, which PAH is incorporating in the existing model to calculate an updated gold resource and reserve.

Results are presented on a section by section basis with holes in each section tabulated in a NE to SW order, corresponding to the down dip direction of the overall structure. Sections are generally at 25 meter spacing and hole penetration points at approximately 30 meter spacing along section. The dip in this area is low to flat and drill holes are generally vertical or near vertical; drilled widths therefore approximate true widths. It will be noted that in a number of cases the depth of the mineralized zone decreases to the South West. This is now interpreted as the result of post mineral faulting which has uplifted the lower part of the zone. This fault appears to strike to the North West, a direction comparable to that of the strike of the mineralized structure. The faulting has the effect of bringing mineralization to the West of the fault, the down dip direction, up to the same depth as that in the currently planned Samaniego open pit. The zone represented by the new drilling is contiguous with reserves in the Samaniego open pit. This is represented on the attached indicative example of a cross section on Section 39.

The structure typically includes a distinct high-grade zone at or near the hanging wall. This zone is reported in the attached tabulation, where appropriate, as an inclusion within each overall intersection, and generally consists of material grading greater than 2 gpt gold. The zone is also present in previously reported drilling (NR00-1), up dip from the currently reported drilling, on sections 36 to 40.

The high-grade zone appears to be still open to the South West and to the North. The single hole drilled on section 44 is now seen to have targeted the mineralized zone on the up dip side of the fault. On the sections immediately to the South (42 and 43), the zone is absent on the up-dip side of the fault but well developed on the down dip side. Surface mapping indicates an additional approximately 500 meters of prospective structure on strike.

Queenstake's Vice President, Exploration, Dusty Nicol, said: "We are delighted with the results of this drilling campaign, both in terms of the results generated and the understanding of this structure that has been gained. The latter will enable us to plan future drill programs to explore possible extensions of this zone."


TSE
QRL

Suite 1050, 1801 Broadway
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com

These results are being compiled into the existing block model by PAH and will be used to update both resources and reserves, the latter on the same basis as the current pit design developed in the feasibility study completed in 2000. In addition, PAH will model the high-grade zone on the basis of much smaller, more tightly constrained blocks as the basis for a study that will examine the possibility of mining the high-grade zone by underground methods. Such methods may result in some loss of reserve due to cut off grade criteria, but may dramatically improve overall project economics by means minimizing the amount of waste rock to be moved in an open pit and by allowing access to the high grade ore much earlier than would be possible by open pit methods alone. The future adoption of underground mining methods would not alter the basis on which the project is currently being developed; ore mined underground would largely be in addition to open pittable ore. Metallurgical testwork is currently in progress at Kappes Cassiday and Associates on material from the high-grade zone to confirm the optimum process route for this material.

Meanwhile, construction work is accelerating at the Magistral site, with earthworks for the leach pads approaching completion, foundations for major buildings poured, water wells and pipeline complete, the primary crusher retaining wall approaching completion and the gold recovery plant being installed. Completion of construction is scheduled for late July with first production expected in September or October. Queenstake's President, Chris Davie, who has just returned from a visit to the site, said: "It is really exciting to see our plans becoming reality. Above all it is exciting to see a group of great professionals coalescing into a team that is clearly capable of building and operating a mine at minimum cost in minimum time that will produce as early and at as low a cost as possible."

For further information call:
Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com web – www.queenstake.com

The Company relies upon litigation protection for "forward-looking" statements.


T S E
Q R L

Suite 1050, 1801 Broadway
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com

NEWS RELEASE

November 1999 and First Quarter 2002 Exploration

Drill Results at Magistral

Section	Hole	Inclination (degrees)	From (meters)	To (meters)	Drilled Width (meters)	Grade Gpt gold	Including	
							Meters	Grade gpt gold
SAM 35	749	75	100.6	106.6	6.0	1.11		
SAM 35	752	90	103.6	109.6	6.0	1.32		
SAM 35	753	90	no significant intercepts					
SAM 36	*734*	*62*	*80.6* *and 121.1*	*83.6* *131.6*	*3.0* *10.5*	*1.22* *4.83*	*7.5*	*5.99*
SAM 36	*737*	*77*	*79.2* *and 110.7*	*86.7* *118.2*	*7.5* *7.5*	*2.23* *2.58*		
SAM 36	*739*	*90*	*91.4*	*100.4*	*9.0*	*5.11*		
SAM 36	754	90	no significant intercepts					
SAM 37	*723*	*62*	*109.4*	*119.9*	*10.5*	*3.70*	*7.5*	*4.85*
SAM 37	*724*	*75*	*116.8*	*175.3*	*58.5*	*2.56*	*7.5*	*13.52*
SAM 37	*735*	*90*	*119.9*	*137.9*	*18.0*	*5.61*	*15.0*	*6.57*
SAM 37	*740*	*90*	*117.3*	*120.3*	*3.0*	*1.09*		
SAM 37A	*725*	*75*	*127.6*	*132.1*	*4.5*	*1.91*		
SAM 37A	772	90	no significant intercepts					
SAM 37A	*726*	*90*	*121.5*	*124.5*	*3.0*	*1.36*		
SAM 37A	*738*	*90*	*118.4*	*121.4*	*3.0*	*1.89*		
SAM 38	*727*	*90*	*109.6*	*121.6*	*12.0*	*5.89*	*10.5*	*6.60*
SAM 38	*728*	*90*	*103.5*	*132.0*	*28.5*	*5.68*	*7.5*	*16.66*
SAM 38	741	85	112.8 and 130.8	120.3 139.8	7.5 9.0	0.88 0.86		
SAM 38	742	90	99.4	106.9	7.5	2.58	3.0	5.96
SAM 39	*729*	*60*	*140.0*	*149.0*	*9.0*	*6.17*	*6.0*	*8.92*
SAM 39	*730*	*72*	*135.4*	*141.4*	*6.0*	*5.22*	*3.0*	*10.05*
SAM 39	*743*	*85*	*117.3*	*129.3*	*12.0*	*3.98*	*6.0*	*7.12*
SAM 39	744	90	120.4	154.9	34.5	6.47	21.0	9.45
SAM 39	745	90	126.5	162.5	36.0	1.63	21.0	2.23
SAM 39	766	90	121.9	147.4	25.5	2.23	6.0	6.42

TSE QRL

Suite 1050, 1801 Broadway
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com

NEWS RELEASE

Section	Hole	Inclination (degrees)	From (meters)	To (meters)	Drilled Width (meters)	Grade Gpt gold	Including	
							Meters	Grade gpt gold
SAM 39	768	90	109.8	121.8	12.0	2.58	4.5	6.15
SAM 40	731	70	132.4	142.9	10.5	4.02	7.5	6.09
SAM 40	732	82	120.2	148.7	28.5	2.79	7.5	5.92
SAM 40	736	90	138.4	171.4	33.0	6.61	21.0	9.99
SAM 40	746	90	137.1	171.60	34.5	2.68	13.5	5.00
SAM 40	747	90	134.1	143.1	9.0	2.65	3.0	4.55
SAM 41	733	60	149.2	155.2	6.0	1.07		
SAM 41	769	78	125.0	131.0	6.0	5.38	3.0	8.08
SAM 41	748	90	126.5	167.0	40.5	5.01	25.5	7.02
SAM 41	751	90	140.2	164.2	24.0	2.11	4.5	5.84
SAM 41	758	90	152.4	156.9	4.5	2.66		
SAM 41	757	90	141.7	152.2	10.5	1.31		
SAM 42	770	78	no significant intercepts					
SAM 42	759	90	132.6	147.6	15.0	1.91	7.5	2.79
SAM 42	763	90	150.9	170.4	19.5	2.25	6.0	4.17
SAM 42	755	90	146.3	152.3	6.0	3.42	3.0	6.41
SAM 43	771	80	no significant intercepts					
SAM 43	760	90	137.2 and 144.7	140.2 147.7	3.0 3.0	1.81 1.26		
SAM 43	756	90	146.3	153.8	7.5	1.69	3.0	3.46
SAM 44	761	90	no significant intercepts					

*gpt = grams per tonne


TSE
QRL

Suite 1050, 1801 Broadway
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com

N E W S R E L E A S E



SAM-39 MAGISTRAL CROSS SECTION

NR02-4

1st Quarter 2002 Drilling

November 1, 2001 Drilling

768
766
745
744
743
730
729

400 EL

350 EL

300 EL

4.5m
6.15g

6.0 m
6.42 g

21.0 m
2.23 g

21.0 m
9.45 g

6.0 m
7.12 g

3.0 m
10.5 g

6.0 m
8.92 g

LIMIT
2000
RESOURCES

12.0m
2.58 g

25.5m
2.23 g

36.0m
1.63 g

34.5 m
6.47 g

12.0 m
3.98 g

6.0 m
5.22 g

9.0 m
6.17 g


T S E
QRL

Suite 1050, 1801 Broadway
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com